Exhibit 100.6

NICE Workforce Management AI Based Strategic Planner Receives
 CUSTOMER Magazine Product of the Year Award

NICE recognized for innovation in customer experience technology and for dedication to quality while driving ROI

Hoboken, N.J., April 29, 2019 – NICE (Nasdaq: NICE) announced today that its Enhanced Strategic Planner (ESP) solution has been presented with a 2019 CUSTOMER Product of the Year Award by the global, integrated media company TMC. ESP is NICE’s cutting-edge offering for intelligent, accurate long-term workforce planning that helps contact centers develop better staffing strategies, manage outlays and improve customer service.

The 2019 CUSTOMER Product of the Year Award recognizes the unique capabilities of NICE ESP that enable its corporate users to meet or exceed the expectations of their customers. The award is presented to vendors that are “advancing the call center, CRM and teleservices industries one solution at a time.”

Powered by Artificial Intelligence (AI), NICE ESP is 6-10% more accurate on average than traditional means of long-term forecasting. This is due to its customized capacity planning recommendations based on a range of variables, such as staff and channel needs, as well as specific business parameters and historical data. In addition, ESP empowers contact center managers to model scenarios predicting how anticipated or potential staffing changes might impact the ability to meet performance goals.

NICE ESP is cloud-based and an integral part of NICE's Workforce Management (WFM) solution, ensuring continuous feature delivery, maximum stability and infrastructure cost savings. Fully integrated with the workforce management solution’s capabilities, ESP’s comprehensive planning insights can be seamlessly and swiftly translated into actions in the contact center.

“NICE Enhanced Strategic Planner (ESP) reflects our continued commitment to innovate and introduce new paradigms in Workforce Management," Barry Cooper, President of the Enterprise Group, NICE said. "By leveraging AI, contact centers can make planning decisions faster and more precisely. This solution also allows quick adaptation to business changes and drives long-term success. We are very pleased that NICE ESP has been honored with the 2019 CUSTOMER Product of the Year Award."

Rich Tehrani, CEO of TMC, said, “On behalf of both TMC and CUSTOMER magazine, it is my pleasure to honor NICE with a 2019 CUSTOMER Product of the Year Award. Its Enhanced Strategic Planner solution has proven deserving of this elite status and I look forward to continued innovation from NICE in 2019 and beyond.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.